SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period from
1 July to 1 August 2016

DATE	DETAIL

01 August 2016	Total Voting Rights

25 July 2016	AGM poll results 2016

21 July 2016	LTPP 2013 TSR/EPS Release

21 July 2016	LTPP 2012 ROE Release

20 July 2016	Notification of Major Interest in National Grid Ordinary Shares

14 July 2016	Directors Interests

14 July 2016	Directors Interests

12 July 2016	Directors Interests – Share Incentive Plan

07 July 2016	Directors Interests

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcements:

25 July 2016: AGM Poll Results